Exhibit 99.6

News Release
For Release at 9:00 AM EST on December 5, 2005

Storm Cat Energy Closes
Additional $5.0 Million Private Placement
And Announces Additional Financing

CALGARY, AB and DENVER, CO – (PR Newswire) – December 5, 2005 – Storm Cat Energy Corporation (AMEX: SCU; TSX.V: SME) announces, effective November 30, 2005, it has closed its private placement announced on November 21, 2005, with a single investor and existing shareholder.  The private placement consisted of the sale of 2,325,581 common shares of the Corporation at a price of U.S. $2.15 per share, resulting in gross proceeds to the Corporation of U.S. $5,000,000.  In addition to the common shares, the investor will receive a common share purchase warrant exercisable for three tenths (3/10) of a common share, for each common share purchased in the private placement. Each full warrant will be exercisable until October 25, 2007 at an exercise price of U.S. $2.52 per share. In connection with the closing, the Corporation has paid the placement agent’s fees in cash in the amount of U.S. $300,000.

None of the securities distributed under the Offering may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before March 31, 2006 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange.

In addition, Storm Cat announces it has entered into agreements on a new financing to further augment its October 25th U.S. private placement for an additional U.S. $2.50 million from two investors.  Like the additional financing that closed effective November 30, except for an adjustment in pricing to reflect recent market activity, this new financing will be on terms substantially similar to those that applied to the October 25th US private placement.  This additional private placement consists of the sale of 992,063 common shares of the Corporation at a price of U.S. $2.52 per share, resulting in gross proceeds to the Corporation of U.S. $2.50 million.  In addition to the common shares, the investors will receive common share purchase warrants exercisable for three tenths (3/10) of a common share, for each common share purchased. Each full warrant will be exercisable until October 25, 2007, at an exercise price of U.S. $2.97 per share. In connection with this new financing, the Corporation has agreed to pay placement agent fees in cash in the amount of U.S. $150,000. The closing of this additional financing is subject to the acceptance of the TSX Venture Exchange and American Stock Exchange, and satisfaction of customary terms and conditions.

This private placement will be covered by a registration rights agreement substantially similar to that entered into with respect to the Company’s October 25th financing, pursuant to which the Corporation will be required to file with the SEC a Registration Statement covering the common shares issued, including any common shares issued upon exercise of the warrants, by December 31, 2005.  If the Registration Statement is not filed by December 31, 2005 or is not declared effective by the SEC by April 20, 2006, the Corporation will be liable to make pro rata payments to each investor who is a party to this new financing in an amount equal to 1.0% of the aggregate amount invested by such investor for each 30-day period or pro rata for any portion thereof following such deadlines.

The securities offered in the above-described private placements have not been registered under the United States Securities Act of 1933 or any state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws.  This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933, and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the common shares or warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Storm Cat will use the net proceeds from these financings to further fund its exploration and drilling programs on its Powder River Basin properties where three drilling rigs are currently active, the Elk Valley project in British Columbia, onshore Cook Inlet Alaska, and its shallow gas project in Saskatchewan, Canada.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploitation and development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The Company’s shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

Company Contact:

Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT • www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.